UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

Matthew S. Topham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580	Laurie A. Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 42,543,574 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 42,543,574 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,543,574 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%
14	Type of Reporting Person (See Instructions) OO

(1)

All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of shares of Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 42,543,574 (1)
	8	Shared Voting Power 1,350,000(2)
	9	Sole Dispositive Power 42,543,574 (1)
	10	Shared Dispositive Power 1,350,000(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,893,574 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person (See Instructions) IN

(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock held by Cascade. Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

(2)  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock held by the Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.   Michael Larson has voting and investment power with respect to the shares of Common Stock owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,350,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,350,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) .4%
14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock held by the Bill & Melinda Gates Foundation Trust (the “Trust”)  may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the shares of Common Stock owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,350,000(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,350,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) .4%
14	Type of Reporting Person (See Instructions) IN

(1)  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock held by the Bill & Melinda Gates Foundation Trust (the “Trust”)  may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the shares of Common Stock owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by the Trust or Mr. and Mrs. Gates.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”).  This Amendment is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), the Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  This Amendment is being filed to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008,  August 18, 2008, September 22, 2008, December 16, 2008 and January 15, 2009 by supplementing them with the information set forth herein.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 3.	Source and Amount of Funds or Other Consideration

During the period January 13, 2009 through January 26, 2009, Cascade purchased 3,909,638 shares of Common Stock for an aggregate purchase price of $448,645,436.06.  Cascade purchased the shares of Common Stock with its working capital. Cascade did not purchase any Common Stock with borrowed funds.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

 (c)     During the period January 13, 2009 through January 26, 2009, Cascade purchased a total of 3,909,638 shares of Common Stock for cash in open market transactions on the dates and at the weighted average prices per share set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.

 (d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

 (e)     Not applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Dates and weighted average prices of purchases of Common Stock during the period January 13, 2009 through January 26, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2009	CASCADE INVESTMENT, L.L.C. (1)

	By	/s/Michael Larson
		Name:	Michael Larson
		Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By	/s/Michael Larson
		Name:	Michael Larson (2)
		Title:	Attorney-in-fact

(1)  This Amendment is being filed jointly by Cascade, the Trust, William H. Gates III and Melinda French Gates pursuant to the Joint Filing Agreement dated July 21, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.